SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2002.

ROGERS WIRELESS INC.

(Translation of registrant’s name into English)

One Mount Pleasant Road, 6th Floor Toronto, Ontario M4Y 2Y5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]          Form 40-F  [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]          No  [X]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS WIRELESS INC.

By:	/s/ John Gossling

John R. Gossling Senior Vice President and Chief Financial Officer

Date  October 29, 2002

Exhibit Index

Exhibit Number	Description

99.1	Interim report and financial statements of Rogers Wireless Inc. for the nine months ended September 30, 2002.